Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Centennial Bank Holdings, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-127456 and No. 333-134950) of Centennial Bank Holdings, Inc. of our report dated March 23, 2007, with respect to the consolidated balance sheet of Centennial Bank Holdings, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of income (loss), changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2006,which report appears in the December 31, 2007 annual report on Form 10-K of Centennial Bank Holdings, Inc.

/s/ KPMG LLP

Denver, Colorado
February 29, 2008